Exhibit 8.1

List of Major Subsidiaries and Variable Interest Entities

Subsidiary	Jurisdiction of Organization

Weibo Hong Kong Limited (formerly known as T.CN Hong Kong Limited)	Hong Kong

Weibo Internet Technology (China) Co. Ltd.	PRC

Beijing Weimeng Technology Co. Ltd.	PRC

Beijing Weibo Interactive Internet Technology Co., Ltd.	PRC